Keith S. Crow, P.C. To Call Writer Directly: 312 861-2181 kcrow@kirkland.com	200 East Randolph Drive Chicago, Illinois 60601 312 861-2000 www.kirkland.com July 24, 2006	Facsimile: 312 861-2200

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Christopher Owings

Peggy Kim

Matthew Benson

Kathleen Kerrigan

Donna Di Silvio

Re:	Hanesbrands Inc.

Amendment No. 2 to Registration Statement on Form 10

File Number 001-32891

Ladies and Gentlemen:

Hanesbrands Inc., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, an Amendment No. 2 to its Registration Statement on Form 10 (the “Amendment”), including a revised information statement (the “Information Statement”) filed as Exhibit 99.1 to the Amendment.

We are writing to respond to the comments raised in your letter to the Company dated July 17, 2006. In addition, we are writing to respond to comment 29 in your letter to the Company dated June 21, 2006. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form 10 filed on June 30, 2006. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Securities and Exchange Commission

July 24, 2006

Letter Dated June 21, 2006

Management, page 81

Executive Officer Share Retention Guidelines, page 85

29.	Please revise to describe the share retention and ownership guidelines.

Response: We have revised the disclosure on page 90 of the Information Statement in response to the Staff’s comment

Letter Dated July 17, 2006

Summary, page 1

1.	Please refer to comments 2 and 3 in our letter dated June 21, 2006. We note the materials you have provided in support of various qualitative and comparative statements, but believe some of the statements have not been adequately supported and should be deleted accordingly. We note the following examples:

•	Our brands have a strong heritage in the apparel essentials industry.—page 2.

•	For example, in fiscal 2005, we launched a comprehensive marketing campaign titled “Look Who We’ve Got Our Hanes on Now,” which significantly increased consumer attitudes about the Hanes brand in the areas of stylishness, distinctiveness and up-to-date products.—page 4.

Please revise your disclosure or provide support for these statements.

Response: We respectfully submit that the statements noted by the Staff’s comment are consistent with SEC rules and regulations, the market and industry data previously provided in response to comments two and three of the Staff’s comment letter dated June 21, 2006, as well as disclosures currently found in the Information Statement.

The first statement, “Our brands have a strong heritage in the apparel essentials industry,” refers to the established reputation of the various apparel essentials brands the Company possesses. We believe that the use of the word “heritage” in this statement is appropriate in light of the historical operations of the branded apparel business that is being contributed to the Company in the spin off. The Company’s use of this term reflects the fact that the brand reputation developed by the branded apparel business previously operated by Sara Lee now will be assumed and carried forward by the Company. To

Securities and Exchange Commission

July 24, 2006

provide further support the Company’s use of this term, we are providing by separate letter supplemental information that substantiates the use of the term “heritage.”

The statement that the Company’s brands have a “strong” heritage is also supported by the chart on page one of the Information Statement, which demonstrates that the Company’s brands possess either the number one or number two U.S. market position by sales in most product categories in which the Company competes. Further, and as discussed in the Information Statement, the Company’s largest apparel essential brand, Hanes, is the top selling apparel brand in the United States by units sold, while Hanes, L’eggs and Hanes Her Way (now referred to as Hanes) are the first, third and fourth most recognized brands among women in the United States. Based on this information, we believe that the statement that “Hanesbrands’ brands have a strong heritage in the apparel essentials industry” is well supported and substantiated and is not required to be deleted from the Information Statement.

We submit that the second statement referred to by the Staff’s comment also can be substantiated. In response to the Staff’s comment, we are providing by separate letter supplemental data that substantiates this statement.

Questions and Answers Relating to the Spin Off, page 5

Q. What is the spin off, page 5

2.	Please refer to comment 4 in our letter dated June 21, 2006. We note your revised disclosure indicating that the value of Sara Lee common stock may initially decline as a result of the spin off. Please further revise to explain why the common stock may initially decline as a result of the spin off.

Response: We have revised the disclosure on page 5 of the Information Statement in response to the Staff’s comment.

Risk Factors, page 11

3.	Please refer to comment 6 in our letter dated June 21, 2006. We note your revised disclosure, but continue to believe that some of your risk factors are vague and include multiple risks. As requested previously, please revise to concisely state the material risk to you and investors. The additional risks addressed in these risk factors should be included under separate subheadings, if considered material. We note the following:

•	Changing international trade regulation and future quantitative limits, duties or tariffs…, page 16.

Securities and Exchange Commission

July 24, 2006

•	We have extensive foreign operations which subject us to the risk that external events may disrupt our supply chain…, page 16.

Response: We have revised the disclosure in the Risk Factors section of the Information Statement in response to the Staff’s comment.

We are subject to environmental regulation which can involve significant compliance…, page 19

4.	The disclosure in this risk factor is considered generic, applicable to many companies in your industry or even in other industries. Please revise to identify the particular environmental regulations that you are subject to and discuss specifically how they impact your company or delete this risk factor.

Response: We have deleted this risk factor because the Company does not believe the risk is material to its business.

Cautionary Statement Concerning Forward-Looking Statements, page 24

5.	We note your response to comment 9 in our letter dated June 21, 2006. Please revise to clarify that you are disclaiming an obligation to update or revise forward-looking statements other than as required by law.

Response: We have revised the disclosure on page 24 of the Information Statement in response to the Staff’s comment.

Listing and Trading of Our Common Stock, page 30

6.	We note your response to comment 10 in our letter dated June 21, 2006. Please revise to quantify the aggregate amounts of equity that are subject to outstanding options, warrants or convertible securities and the aggregate amount of shares that could be sold pursuant to Rule 144. Refer to Item 201(a)(2)(i) and (ii) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the Information Statement to quantify the aggregate amounts of equity that are subject to outstanding options, warrants or convertible securities and the aggregate amount of shares that could be sold pursuant to Rule 144. As we discussed in our conversation with the Staff on July 18, 2006, the Company currently is a wholly-owned subsidiary of Sara Lee and has no other outstanding equity securities—options, warrants or otherwise—or securities that could be sold pursuant to Rule 144. Accordingly, the disclosure clarifies that, as of the date of the Information Statement, none of the Company’s common stock is subject to

Securities and Exchange Commission

July 24, 2006

outstanding options, warrants or convertible securities or could be sold pursuant to Rule 144.

It is important to point out that equity securities of Sara Lee held by the Company’s employees generally will not convert into the Company’s common stock in the spin off. For example, as discussed on page 95 of the Information Statement, Sara Lee stock options held by the Company’s employees will remain options to purchase shares of Sara Lee common stock following the spin off. Similarly, as discussed on page 96 of the Information Statement, restricted stock units held by the Company’s employees will become payable in Sara Lee common stock upon the distribution date. Such units will not, however, convert into or confer the right to acquire the Company’s common stock as a result of the distribution. We recognize, that as discussed in the Information Statement, the Company will issue its common stock and instruments convertible into its common stock to its directors and employees, some of which will be subject to Rule 144. As of the date of this amendment and as will be the case until the distribution, however, the Company does not have any such securities that are outstanding. We have revised the disclosure in the Information Statement to disclose the number of shares of our common stock that, based on their current holdings of Sara Lee common stock, our directors and officers will collectively hold as of the distribution date that will be subject to Rule 144.

Material Changes to the Terms of the Spin Off, page 31

7.	Please describe the factors the board of directors would consider in determining the materiality of modifications to the terms of the spin off.

Response: In response to the Staff’s comment, and as discussed in our conversation with the Staff on July 18, 2006, we have revised the disclosure on page 30 to provide examples of changes to the terms of the distribution that the board might consider material.

Unaudited Pro Forma Combined and Consolidated Financial Statements, page 39

8.	We note your response to comment 15 in our letter dated June 21, 2006 and will review the disclosures relating to your new credit agreement and other debt obligations when they become available. Please ensure you confirm whether you receive a commitment for these facilities and disclose how you determined the interest rate to be included in the pro forma financial information.

Response: We have revised the disclosure in the section titled Unaudited Pro Forma Combined and Consolidated Financial Statements in response to the Staff’s comment.

Securities and Exchange Commission

July 24, 2006

Competition, page 80

9.	Please refer to comment 26 in our letter dated June 21, 2006. We note your revised disclosure indicating that you compete by offering customers and consumers high quality, innovative and diverse products. Please substantiate or delete this promotional statement.

Response: We have deleted the statement referred to in this comment.

Environmental Matters, page 84

10.	We note your response to comment 28 in our letter dated June 21, 2006. Please revise to quantify the accrued amounts, rather than referring to your balance sheet.

Response: As indicated in our response to comment 28 of the Staff comment letter dated June 21, 2006, the Company accrues a provision with respect to any claim, suit, investigation, or proceeding when (i) it determines that it is probable that a liability has been incurred with regard to such claim, suit, investigation, or proceeding and (ii) can estimate reasonably the amount of the liability. The recorded liabilities for known claims, suits, investigations, or proceedings were not material to the Company’s financial statements in any of the periods presented. As of March 31, 2006, these amounts totaled $8 million, an amount that represents less than 0.4% of the Company’s net income for the thirty-nine weeks ended April 1, 2006, and less than 0.1% of its total assets as of the end of the same period. We respectfully submit that it would be inappropriate to include these amounts in the Information Statement, which would place undue emphasis on such liabilities. Further, and as noted in Note 13 to the Combined and Consolidated Financial Statements, the Company’s legal counsel and management are of the opinion that the final outcome of these matters will not have a material adverse impact on the Company’s consolidated financial position, results of operations or liquidity.

Pension Benefits, page 92

11.	Please quantify the final payment to be made to Mr. Chaden’s trust in connection with the spin off.

Response: We have revised the disclosure on page 94 of the Information Statement in response to the Staff’s comment.

Certain Relationship and Related Transactions, page 126

12.	We note your response to comment 34 in our letter dated June 21, 2006. Please tell us why you have omitted the disclosure regarding the potential conflicts of interest. For

Securities and Exchange Commission

July 24, 2006

example, we note that it appears that significant ownership in Sara Lee may create a conflict in enforcing Hanesbrands’ rights under the various agreements with Sara Lee.

Response: We note the Staff’s comment. The Company deleted the disclosure referenced by the Staff’s comment, because, upon further consideration, the Company concluded that no material conflict of interest is presented by the fact that the Company’s directors and officers own Sara Lee common stock and options. In reaching this conclusion, the Company considered the fiduciary duties owed by its directors under applicable state corporate law, as well as the obligations of its officers as employees of the Company under applicable state contract and employment law, including, for example, their duty of loyalty to the Company. The Company believes that the existence of these legal duties significantly reduces the likelihood that its officers and directors would have a material conflict of interest when faced with decisions that could have disparate implications for Sara Lee and the Company.

Note 21—Business Segment Information, page F-39

13.	Reference is made to prior comment 42 in our letter dated June 21, 2006. We note your segments consist of product lines except for the International segment. In that regard, please disclose total revenues for each product which should also include product revenues currently reflected within your International segment.

Response: We have revised the disclosure on page F-41 of the Information Statement in response to the Staff’s comment.

* * * * *

Securities and Exchange Commission

July 24, 2006

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the registration statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith S. Crow, P.C.

Keith S. Crow, P.C.

cc:	Lee A. Chaden
Richard A. Noll
Catherine Meeker
Hanesbrands Inc.

Helen N. Kaminski
Dina Taylor
Sara Lee Corporation

David B.H. Martin
Keir D. Gumbs
Covington & Burling

Securities and Exchange Commission

July 24, 2006

Kevin F. Blatchford
Scott R. Williams
Sidley Austin LLP